November 20, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

RE:	Immunic, Inc. Registration Statement on Form S-3 File No. 333-250083 Filed November 13, 2020

In accordance with Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Immunic, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Tuesday, November 24, at 4:00 p.m., Eastern Time, or as soon as thereafter practicable.

Please call Ilan Katz of Dentons US LLP at (212) 632-5556 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

Immunic, Inc.

/s/ Daniel Vitt
Daniel Vitt
President and Chief Executive Officer